Exhibit B

PARENT HOLDING COMPANY IDENTIFICATION

Sprott Asset Management USA Inc. is the relevant entity for which Sprott Inc. may be considered a parent holding company. The Item 3 classification of Sprott Asset Management USA Inc. is (e), an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).